UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lodgenet Interactive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

540211109

 (CUSIP Number)

John Pecora
130 Montdale Drive
Princeton, NJ 08540
609-924-9264

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2011

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 540211109
1		NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON
John P. Pecora
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,666,543
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
1,666,543
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,666,543
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13		PERCENT OF CLASS REPRESENTED IN ROW (11) (SEE ITEM 5)
6.6%1
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1          Based upon 25,152,080 shares outstanding as of March 7, 2011, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 14, 2011.

Item 1.   Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the “Common Shares”) of Lodgenet Interactive Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3900 West Innovation Street, Sioux Falls, SD, 57107.

Item 2.   Identity and Background

(a), (f) This statement is filed by John P. Pecora, a citizen of the United States of America (the “Reporting Person”).

(b) The business address of the Reporting Person is 130 Montadale Drive, Princeton, New Jersey 08540.

(c) Not applicable.

(d), (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

The source of funds for the purchases of the Common Shares was the Reporting Person’s personal funds.

 Item 4.    Purpose of Transaction

(a) – (j) The Reporting Person acquired the Common Shares in the ordinary course of business, for investment, and not for the purpose of acquiring control of the Issuer.

Although the Reporting Person has no current plan or proposal to acquire any additional Common Shares or to dispose of any Common Shares that he currently owns, the Reporting Person may, consistent with his investment purpose, at any time and from time to time acquire additional Common Shares or dispose of any or all of his Common Shares depending upon a number of factors, including, without limitation, his ongoing assessment of his investment in the Issuer and the Issuer’s business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other investment considerations.

In addition, consistent with his investment purpose, the Reporting Person may engage in communications with persons associated with the Issuer, including shareholders of the Issuer, officers of the Issuer and/or members of the board of directors of the Issuer, to discuss matters regarding the Issuer, including but not limited to its operations and strategic direction. The Reporting Person may engage in discussions that could result in various outcomes, including but not limited to any of the following: the acquisition by the Reporting Person or other persons of additional Common Shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Person has no plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals regarding the Issuer or his investment in the Issuer.

Item 5.   Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Annual Report on Form 10-K, there were 25,152,080 Common Shares issued and outstanding as of March 7, 2011.  The 1,666,543 Common Shares beneficially owned by the Reporting Person as of the date hereof represent approximately 6.6% of the outstanding Common Shares.  The Reporting Person has the power to vote or to direct the vote of and the power to dispose or direct the disposition of all of the Common Shares of which he is the beneficial owner.

(c) Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of transactions in the Common Shares effected by the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported in this Schedule 13D as beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.   Material to be filed as Exhibits

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011	/s/ John P. Pecora _________________
John P. Pecora

Schedule 1

Transactions by the Reporting Person in Common Shares During the Prior Sixty Days

Date	Aggregate Number of Common Shares Purchased/Sold (#)	Range of Prices Per Common Share	Nature of Transactions
3/11/2011	50,000	$3.24 – $3.25	Open Market Purchases
3/16/2011	7,000	$3.00	Open Market Purchase
4/29/2011	288,435	$3.34 – $3.50	Open Market Purchases
5/2/2011	106,800	$3.41 – $3.45	Open Market Purchases
5/3/2011	14,308	$3.40 – $3.43	Open Market Purchases